Exhibit 99.13
Bonus to David Trudel


[LISKA BIOMETRY LOGO]


APRIL 30, 2005

DAVID TRUDEL
29 Antares Drive
Nepean, Ontario
K2E 7V2

RE: EQUITY BONUS


Dear David,

         Liska Biometry, Inc. is delighted to notify you that for services previously rendered, in recognition of excellent work and dedication to Liska Biometry, Inc., we are hereby granting you a Consulting Bonus in the form of equity in the amount of 25,000 shares of common stock. Please be advised that said shares will be registered pursuant to Form S-8. We recognize and acknowledge that your services were not, in any way, in connection with the sale of securities in a capital-raising transaction, nor were they directly or indirectly in connection with promoting or maintaining a market for Liska's securities. Thank you for your recognized contributions to our company.

Sincerely,

Liska Biometry, Inc.